HIMCO DISTRIBUTION SERVICES COMPANY
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

HIMCO Distribution Services Company (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as the underwriter and distributor of funds (the "HVIT Funds") for a related party, HIMCO Variable Insurance Trust (the "Trust").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation and Use of Accounting Estimates – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the financial statements and related disclosures. The financial statements contain no material estimates.

Cash – Cash represents amounts on deposit in a commercial bank account.

Prepaid Assets – The Company deposits funds into accounts at FINRA. Regulatory expenses of the Company are drawn by FINRA directly from these accounts when incurred. Prepaid assets represent the remaining balance held in these accounts.

Mutual Fund Revenue - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the HVIT Funds for activities intended to result in the sale and distribution of shares of the mutual funds. The Company accrues 12b-1 fees at a rate in accordance with the mutual fund selling agreements, based on average daily net assets.

Distribution Expense – Distribution expense is accrued monthly based upon the terms in the individual participation and services agreements.

Fair Value of Financial Instruments – Financial instruments, which include cash, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

Income Tax – See Note 4.

New Accounting Pronouncements - The Financial Accounting Standards Board issued updated guidance for recognizing revenue. Revenue is to be recognized when, or as, goods or services are transferred to customers in an amount that reflects the consideration to which an entity is expected to be entitled in exchange for those goods or services, and this accounting guidance is similar to current accounting for many transactions. This guidance is effective retrospectively on January 1, 2018, with a choice of restating prior periods or recognizing a cumulative effect for contracts in place as of the

adoption. Early adoption is permitted as of January 1, 2017. The Company has not yet determined its method for adoption or estimated the effect of the adoption on the Company's Financial Statements.

3. RELATED-PARTY TRANSACTIONS

The Company recorded revenues from the HVIT Funds in the amount of $4,647,377 for the year ended December 31, 2015. This revenue is reported as mutual fund revenue.

Pursuant to an underwriting agreement, the Company received reimbursement from an affiliate for certain expenses incurred as the underwriter and distributor of the HVIT Funds. For the year ended December 31, 2015, the total expense reimbursement was $763,759, which is included in other revenue.

For the year ended December 31, 2015, the Company was allocated $662,900 by its affiliate, Hartford Life and Accident, for general and administrative expenses which are included in other expenses.

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. FEDERAL INCOME TAXES

The Company and its Parent are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return. Under this method, the Company's deferred tax assets are considered realized by the Company so long as the consolidated group is able to recognize the related deferred tax asset attribute.

Income tax expense/(benefit) for the year ended December 31, 2015 is comprised of the following components:

Current - U.S. Federal Income Tax Benefit	$	(22,660)
Deferred - U.S. Federal Income Tax Expense		1,984
Total Income Tax Benefit	$	(20,676)

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The components of deferred income tax asset at December 31, 2015 are as follows:

Net operating loss carryforward	$	2,208
Other		237
Total	$	2,445

In management's judgment, the income tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recorded.

At December 31, 2015, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Parent is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2011. The federal audit of the years 2012 and 2013 began in March 2015 and is expected to be completed in 2016. Management believes that adequate provision has been made in the financial statements for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $2,270,236, which was $2,185,706 in excess of its required net capital of $84,530. The Company's net capital ratio was 0.56 to 1.

6. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

FINRA Arbitration

The estate of an individual who purchased a Hartford life insurance policy has made a claim against the Company. The claim is being arbitrated before FINRA. The insured was assisted by her financial advisor (a registered representative of an unaffiliated broker/dealer) when she purchased the policy. The financial advisor in turn was assisted by an internal wholesaler and registered representative of the Company. The estate claims negligence, alleging that ownership of the policy was not set up as intended, resulting in unfavorable tax treatment for the policy beneficiaries. The Company's position is that it properly carried out all the written instructions it received with respect to ownership. The amount of possible loss is not currently estimable. The Company intends to defend this matter vigorously.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued and identified no events that should be disclosed in the notes to the financial statements.

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